UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

NOTICE TO THE MARKET

In compliance with Official Letter 2897/2016-SAE/GAE 2, of August 15, 2016, sent by the Superintendence of Company Monitoring of the São Paulo Stock Exchange (BM&FBOVESPA), CPFL Energia S.A. (“CPFL Energia” or “Company”) hereby provides the following clarifications. The transcript of the Official Letter follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

August 15, 2016

2897/2016-SAE/GAE 2

CPFL Energia SA

Att. Mr. Gustavo Estrella

Investor Relations Officer

Ref.: Request for clarification on media news article

Dear Sirs,

A news article published in the newspaper Valor Econômico on August 15, 2016 states, among other things, the following:

1.         pension fund Previ (owned by Banco do Brasil employees) is expected to join the shareholder Camargo Corrêa and also sell its equity interest of 29.4% in the capital of the Brazil’s main energy distributor;

2.         State Grid intends to acquire 100% of the company’s capital, by acquiring the equity interest held by the other two controlling shareholders and conducting a public tender offer (OPA) for the free float of shares (31.9%);

3.         in addition to Camargo and Previ, the controlling block of CPFL includes a group of funds gathered under the holding company Bonaire Participações – Sistel, Petros, Sabesprev and Fundação Cesp. Their equity interest corresponds to 15.1% of the company’s shares. This group has also been contacted by the Chinese shareholder and wishes to join the other two shareholders.

We failed to see this information in the documents submitted by the company through the Empresas.NET System. In case of adversary evidence, please provide the document and the pages that contain such information and the time and date on which they were filed.

1

Please note that the company must disclose periodical, eventual and other information pertaining to the market through the Empresas.NET System, thereby ensuring its broad and timely dissemination, as well as equitable treatment to investors and other market participants.

Therefore, we request that you provide clarifications on said items by August 16, 2016, without prejudice to the provisions in the sole paragraph, Article 6 of CVM Instruction 358/02, whether or not confirming it, as well as any other information deemed relevant.

The company must submit its response through the IPE module, under Category: Material Fact or Category: Notice to the Market, type: Clarifications on CVM/Bovespa Queries, subject: Media news article, which will lead to the simultaneous upload of the file to BM&FBOVESPA and CVM.

Please consider also the obligation set forth in the sole paragraph, Article 4 of CVM Instruction 358/02 to inquire the managers and controlling shareholders of the company, aiming to determine whether they were aware of the information that should have been made public to the market.

The file to be submitted must include a transcript of the above query prior to the company’s response.

This request is made in connection with the Cooperation Agreement entered into between CVM and BM&FBOVESPA on December 13, 2011, and failure to comply herewith may subject the company to the payment of a fine to be applied by the Superintendence of Company Relations –SEP) of CVM, observing the provisions in CVM Instruction 452/07.

Sincerely,

Nelson Barroso Ortega

Superintendence of Company Monitoring

c.c.:  Securities and Exchange Commission of Brazil (CVM)

         Mr. Fernando Soares Vieira – Superintendent of Company Relations

         Mr. Francisco José Bastos Santos – Superintendent of Relations with the Market and Intermediaries

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

Dear Sirs,

We refer to Official Letter 2897/2016-SAE/GAE (“Letter”), of August 15, 2016, through which the São Paulo Stock Exchange (BM&FBOVESPA) requested clarifications on the contents of a news article.

2

With regard to the news article published on August 15, 2016 in the newspaper Valor Econômico entitled: “Fundos vão decidir pela venda de suas ações na CPFL para State Grid”, [free translation: Funds to decide on selling their shares in CPFL to Sate Grid], CPFL Energia hereby clarifies that:

As per the Material Fact notice published on July 1, 2016 (“Material Fact”), Camargo Corrêa S.A. (“CCSA”) received and accepted on that date a proposal submitted by State Grid International Development Limited (“State Grid") to acquire approximately 23% of the capital of CPFL Energia held by ESC Energia S.A., a subsidiary of CCSA, which are bound by the Shareholders' Agreement of CPFL Energia (“Transaction”).

Also according to said Material Fact notice, only after the effective execution of the Share Purchase Agreement will the other parties to the Shareholders' Agreement of CPFL Energia have a period to exercise their preemptive right in the acquisition of all shares object of the Transaction or otherwise join the Transaction and sell, jointly with CCSA, all their shares in CPFL Energia bound by the Shareholders' Agreement, at the same price per share and under the same conditions offered to CCSA by State Grid.

CPFL Energia, pursuant to Article 4, Sole Paragraph of CVM Instruction 358, has requested the other controlling shareholders to express their opinion in relation to the facts addressed by the news article. We have transcribed their answers below. As soon as the Company receives any further information, it will provide the applicable information.

A transcript of the response received from PREVI follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

“To whom it may concern,

In response to the Company’s consultation on August 15, 2016, we hereby inform the following:

PREVI has not been notified yet of the offer by State Grid to Camargo Corrêa, in accordance with sub-item 11.4 of the Shareholders' Agreement of the Company.

Additionally, we inform that PREVI has been conducting a technical evaluation of the operation since the publication of the Material Fact notice by CPFL Energia on July 1, 2016 (“Proposal for Acquisition of Ownership Interest”), and awaiting the notification in order to conclude its analysis and submit a proposed positioning to its governance bodies to obtain a final decision.

Sincerely,

Alexandre Fava

PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil”

3

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

A transcript of the response received from Bonaire Participações S.A. follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

“Rio de Janeiro, August 16, 2016.

To CPFL Energia S.A.

Att. Chief Financial and Investor Relations Officer

Dear Mr. Gustavo Estrella,

In response to the query sent to us by you in light of the receipt of Official Letter 2897/2016-SAE/GAE 2 by BM&FBOVESPA on August 15, 2016, we hereby inform that, up to this moment, Bonaire Participações S.A. and/or its controlling shareholders: (i) have not been formally requested to express their intention whether or not to exercise their preemptive right or tag-along right in relation to their shares issued by the Company and bound by the Shareholders' Agreement of CPFL; and (ii) have not made any decision in relation to the any proposal that may be presented by State Grid.

With nothing further to discuss, we remain available to provide any clarifications that may be deemed necessary.

Sincerely,

Bonaire Participações S.A.”

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

A transcript of the response received from Camargo Corrêa S.A. follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

“To CPFL ENERGIA S.A.

Att.        Mr. Gustavo Estrella

Chief Financial and Investor Relations Officer

Dear Mr. Gustavo Estrella,

We refer to your e-mail of August 15, 2016, through which you forwarded to our subsidiary ESC Energia S.A. certain queries brought by Official Letter 2897/2016-SAE/GAE 2

4

(“Letter”) of BM&FBOVESPA, related to the direct or indirect sale by Camargo Corrêa S.A. (“CCSA”) of its equity interest in the capital of CPFL Energia S.A. (“CPFL Energia”) to State Grid International Development Limited (“Buyer” and “Transaction”), which has already been duly disclosed to CPFL Energia and to the market.

The Letter inquiries CPFL Energia about the news article published in the newspaper Valor Econômico on August 15, 2016, particularly in relation to the participation of the other shareholders of the controlling block in the Transaction, and the intention of the Buyer to acquire one hundred percent (100%) of the capital of CPFL Energia.

Pursuant to the Shareholders’ Agreement of CPFL Energia, entered into on March 22, 2002, as amended (“Shareholders' Agreement”), the other parties to the agreement - BB Carteira Livre I-FIA (representing Previ), and Energia São Paulo-FIA and Bonaire Participações S.A. (representing Sistel, Petros, Sabesprev and Fundação Cesp), may choose to join the Transaction (tag-along right) or, alternatively, exercise their preemptive right to acquire all shares of CCSA object of the Transaction, as already informed in our letter to CPFL Energia dated July 1, 2016. Moreover, in case of transfer of the control of CPFL Energia, pursuant to Article 254-A of Federal Law 6,404/76 and to CVM Instruction 361/2002, the Buyer is required to conduct a Public Tender Offer, which, depending on the participation of the other shareholders, may result in the acquisition, by the Buyer, of up to 100% of the capital of CPFL Energia.

The decisions regarding the exercise of tag-along or preemptive rights, as mentioned above, however, will depend exclusively on the assessment of the opportunity and convenience by each of the other parties to the Shareholders' Agreement. We are unaware of any decision made by the other shareholders in this respect. Finally, we clarify that the official period for the other shareholders to express their intention to exercise such rights will only begin after the execution of the Share Purchase Agreement by CCSA and/or its subsidiary.

As per your request, we have forwarded your message to the advisors of the Buyer, and even forwarded them the Letter.

Sincerely,

Luciano Mestrich Motta

General Director”

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

The transcript of the response received from SGID by Camargo Corrêa S.A., which was forwarded to us (original in English followed by a free translation into Portuguese) follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

5

“As stated in CPFL's prior communication to the market, dated July 1, 2016, SGID and CCSA signed a binding letter agreement (“Letter Agreement”) on July 1, 2016 pursuant to which, on and subject to the terms set forth in the Letter Agreement, it is currently expected that SGID and CCSA will enter into a Share Purchase Agreement (“Share Purchase Agreement”) providing for the direct or indirect acquisition by one or more of SGID's Brazilian subsidiaries of the 234,086,204 shares of CPFL Energia owned by ESC Energia S.A., a CCSA subsidiary, that are bound to the Shareholders Agreement and which represent approximately 23% of CPFL Energia’s share capital (“Transaction”). The signing of the Share Purchase Agreement is subject to the satisfactory conclusion of a confirmatory due diligence to be conducted by SGID. If the Share Purchase Agreement is entered into, the consummation of the Transaction will be conditioned, among other things, on the receipt of certain government approvals, including approvals from the Brazilian antitrust agency (CADE) and the National electricity regulatory agency (ANEEL).

Following the signing of the Share Purchase Agreement, the other CPFL shareholders to the CPFL Energia Shareholders Agreement will, pursuant to such shareholders agreement, have the right to exercise their right of first refusal to acquire the totality of the CPFL shares subject to the Transaction or, otherwise, to opt to become parties to the Transaction and sell the CPFL shares that they own that are bound by the CPFL Shareholders Agreement, alongside CCSA, for the same Price per Share and on the same conditions as offered to CCSA by SGID. If a Transaction closing occurs with respect to a sufficient number of CPFL shares, SGID may be required by Brazilian law to conduct a tender offer (OPA) for the shares of the public float.”

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

The free Portuguese translation of the transcript of the response received from SGID by Camargo Corrêa S.A., which was forwarded to us, follows:

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

“Como declarado em comunicação anterior da CPFL ao mercado, datada de 1º de julho de 2016, a SGID e a CCSA, assinaram um contrato vinculante (“Letter Agreement”) em 1º de julho de 2016 de acordo com o qual, e sujeito aos termos definidos no Letter Agreement, é esperado que a SGID e a CCSA celebrem um acordo de compra de ações (“Share Purchase Agreement”) visando a aquisição direta ou indireta, por uma ou mais das subsidiárias brasileiras da SGID, das 234.086.204 ações da CPFL Energia detidas pela ESC Energia S.A., uma subsidiária da CCSA, que estão vinculadas ao Acordo de Acionistas e que representam, aproximadamente, 23% do capital da CPFL Energia (“Transação”). A assinatura do Share Purchase Agreement está sujeita a uma conclusão satisfatória de due diligence confirmatória a ser conduzida pela SGID. Se o Share Purchase Agreement for celebrado, a consumação da Transação será condicionada, entre outras coisas ao recebimento de certas aprovações governamentais, incluído aprovações da agência de regulação de concorrência brasileira (CADE) e da Agência Nacional de Energia Elétrica (ANEEL).

6

Na sequencia da assinatura do Share Purchase Agreement os outros acionistas da CPFL signatários do Acordo de Acionistas da CPFL Energia vão, conforme tal acordo de acionistas, ter o direito de exercer o seu direito de preferência para adquirir a totalidade das ações da CPFL vinculadas à Transação ou, de outra forma, optarem por se tornar parte da Transação e vender as ações da CPFL que eles possuem e que estão vinculadas ao Acordo de Acionistas da CPFL, junto com a CCSA, ao mesmo Preço por Ação e nas mesmas condições oferecidas para a CCSA pela SGID. Se o fechamento da Transação ocorrer envolvendo número suficiente de ações da CPFL, a SGID poderá ser obrigada pela lei brasileira a conduzir uma oferta pública (OPA) para aquisição das ações em circulação.”

x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x-x

We remain available to provide any further clarifications and information as may be deemed necessary.

São Paulo, August 16, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.